SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Estre Ambiental, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3206V100

(CUSIP Number)

February 22, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100	13G

1.	Names of Reporting Persons Boulevard Acquisition Sponsor II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100	13G

1.	Names of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,750,007

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,750,007

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 3.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G3206V100	13G

1.	Names of Reporting Persons Sonia E. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 437,502

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 437,502

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G3206V100	13G

1.	Names of Reporting Persons Stephen S. Trevor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,670,640

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,670,640

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,640

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 3.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G3206V100	13G

Item 1(a).	Name of Issuer: Estre Ambiental, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 — SP, Brazil.

Item 2(a).

Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)                                   Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”)

(ii)                                Marc Lasry

(iii)                             Sonia E. Gardner

(iv)                             Stephen S. Trevor

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.
Item 2(c).	Citizenship: Boulevard Sponsor is a Delaware limited liability company and each of Mr. Lasry, Ms. Gardner and Mr. Trevor are citizens of the United States of America.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).*

*The Ordinary Shares are the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. On February 22, 2018, Boulevard Sponsor transferred an aggregate of 5,851,365 warrants to purchase Ordinary Shares (the “Warrants”) to the members of Boulevard Sponsor, including Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, representing all of the Warrants previously held by Boulevard Sponsor.

Item 2(e).	CUSIP Number: G3206V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

CUSIP No. G3206V100	13G

Item 4.	Ownership.

The ownership information presented below represents beneficial ownership of Ordinary Shares as of February 22, 2018, based upon 45,636,732 Ordinary Shares outstanding as of December 21, 2017, as reported in the Report of the Issuer on Form 6-K that was filed with the Securities and Exchange Commission on December 28, 2017, and assumes the exercise of the Warrants held by the Reporting Persons to purchase Ordinary Shares.

Reporting Person	Number of Shares Owned
Boulevard Acquisition Sponsor II, LLC:	Beneficially Owned:	0
	Percent of Class:	0.0%
	Sole Voting Power:	0
	Shared Voting Power:	0
	Sole Disposition Power:	0
	Shared Disposition Power:	0

Marc Lasry:	Beneficially Owned:	1,750,007
	Percent of Class:	3.7%
	Sole Voting Power:	1,750,007
	Shared Voting Power:	0
	Sole Disposition Power:	1,750,007
	Shared Disposition Power:	0

Sonia E. Gardner:	Beneficially Owned:	437,502
	Percent of Class:	0.9%
	Sole Voting Power:	437,502
	Shared Voting Power:	0
	Sole Disposition Power:	437,502
	Shared Disposition Power:	0

Stephen S. Trevor	Beneficially Owned:	1,670,640
	Percent of Class:	3.5%
	Sole Voting Power:	1,670,640
	Shared Voting Power:	0
	Sole Disposition Power:	1,670,640
	Shared Disposition Power:	0

The securities described above are held directly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.

This filing group has been dissolved and further statements on either Schedule 13G or Schedule 13D, with respect to the group members’ interest in the Ordinary Shares will be filed separately by the group members in their individual capacity to the extent required.

CUSIP No. G3206V100	13G

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2018

BOULEVARD ACQUISITION SPONSOR II, LLC

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Manager

/s/ Marc Lasry
	Name:	Marc Lasry

/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner

/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor